Decent Holding Inc.

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

September 15, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Timothy S. Levenberg

Daniel Morris

Re:	Decent Holding Inc.

Registration Statement on Form F-1 filed on August 22, 2025

CIK No. 0001958133

Dear Mr. Levenberg and Mr. Morris:

This letter is in response to the letter dated September 9, 2025 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Decent Holding Inc. (the “Company”, “we”, and “our”). Amendment no. 1 to the Company’s registration statement on Form F-1 (the “Form F-1/A”) is being filed publicly to accompany this letter.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in the Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Registration Statement on Form F-1

Principal Shareholders, page 64

1.	Please expand the beneficial ownership table to include ownership after taking into account securities to be sold in this offering.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided an updated disclosure under the Section “Principal Shareholders” on page 59 of amendment no. 1 to the Company’s registration statement on Form F-1 to expand the beneficial ownership table to include ownership after taking into account securities to be sold in this offering.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

Decent Holding Inc.

/s/ Haicheng Xu
Name:	Haicheng Xu
Title:	Chief Executive Officer and Director